INTERIM REPORT SECOND QUARTER 2018
Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 132-02822

Q2 2018 HIGHLIGHTS

■	Mobile end-user service revenue growth of 5 percent and adjusted EBITDA growth of 12 percent, like-for-like
■	Rolling 12 months operating cash flow growth of 20 percent, with 5 percent growth in our Baltic Sea Challenger businesses
■	Sweden successfully defended mobile revenue and stabilized adjusted EBITDA despite headwinds from Roam Like at Home and low-end price competition
■	Kazakhstan adjusted EBITDA margin of 34 percent, and accumulated repayments of the shareholder loan reaching SEK 0.6 billion
■	2018 financial guidance upgraded (see p.5)

Key Financial Data

	Q2			H1
SEK million	2018	2017	%	2018	2017	%
Revenue	6,491	6,152	6	12,751	12,117	5
Revenue, like-for-like	6,491	6,211	5	12,751	12,180	5
Mobile end-user service revenue	3,580	3,391	6	6,991	6,674	5
Mobile end-user service revenue, like-for-like	3,580	3,414	5	6,991	6,690	4
Adjusted EBITDA	1,789	1,581	13	3,455	3,157	9
Adjusted EBITDA, like-for-like	1,789	1,599	12	3,455	3,180	9
Operating profit	1,040	895	16	2,044	1,731	18
Operating profit excluding items affecting comparability (Note 3)	1,170	961	22	2,243	1,902	18
Net profit	670	530	26	1,295	1,062	22
Earnings per share, after dilution (SEK)	1.26	1.10	15	2.49	2.23	12
Operating cash flow, rolling 12 months	4,718	3,932	20	4,718	3,932	20

Revenue Q2 2018	Adjusted EBITDA Q2 2018
6,491	1,789
SEK million	SEK million

Continuing operations
Figures presented in this report refer to Q2 2018 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2017. Tele2 Netherlands is reported as a discontinued operation, with comparative figures represented. Discontinued operations also include the former operations in Austria, Italy and Russia. See Note 11.

Non-IFRS measures
This report contains certain non-IFRS measures which are defined and reconciliated to the closest reconcilable line items on page 14.

Updated terminology
In this report, the following terminology has been changed:

■	Net sales has been changed to Revenue
■	EBITDA has been changed to Adjusted EBITDA
■	EBITDA margin has been changed to Adjusted EBITDA margin
■	EBIT has been changed to Operating profit/loss
■	EBT has been changed to Profit/loss after financial items

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CEO Word, Q2 2018

As we move into the second half of this transformative year, our business continues to deliver strong results with 5 percent growth in mobile end-user service revenue and 12 percent growth in adjusted EBITDA on a like-for-like basis. This is our 12th consecutive quarter of delivering results ahead of expectations, and provides us with confidence to raise our full year adjusted EBITDA guidance.

“The merits of the merger with Com Hem are increasingly clear, as is the logic of the combination with T-Mobile in the Netherlands. Both contribute to an existing strong roadmap for the creation of increased value for our customers in the coming years.”

Intensive preparations for our two transformative deals in Sweden and the Netherlands have continued throughout the quarter, with a number of key milestones achieved. In Sweden, we are now confident that the opex and capex synergies from the Com Hem merger will be higher than the previously communicated annual target of SEK 450 million. We have also submitted the merger document to the U.S. Securities and Exchange Commission after an extensive re-audit of our financial statements for the years 2015, 2016 and 2017. Meanwhile, the Dutch combination with T-Mobile completed Phase I of its regulatory process and entered, as expected, into Phase II. Both deals are still expected to close in the fourth quarter.
I am particularly pleased that our Swedish business remains resilient, winning both new postpaid smartphone consumers and new enterprise customers, and defended its mobile revenue despite the headwinds from Roam Like at Home and price competition. Our mobile consumer business successfully produced another quarter of positive net additions of postpaid, small-screen customers, in a market which has seen some increased activity in the price-oriented segment during the first half of this year. Such periods of increased activity have occurred before and, as we have done before, we leveraged our strong dual brand position and customer value propositions to successfully navigate the competitive environment. Swedish consumers continue to embrace the opportunity to consume more, with mobile data growing by 50 percent per postpaid customer. Customer satisfaction is our overarching mission to grow sustainable value in our business, and we proudly note that in April, Comviq and Tele2 claimed the two top spots in a ServiceScore survey of operators’ ability to meet the service expectations of Swedish telecom consumers.
The Swedish business segment sequentially improved in the second quarter, and won several new enterprise customers, examples of which are the City of Gothenburg, Uppsala Municipality, Epiroc, Getinge and the Swedish Sports Federation. We expect some price pressure within B2B to continue in the short term, but customer wins seen over the past quarters should help to improve the revenue trend during the second half.
In the Baltics, our Lithuanian and Latvian businesses continue to deliver strong growth rates in mobile end-user service revenue of 12 and 10 percent respectively, in local currency. Estonia made a first step towards a financial turnaround, but even more important was our Customer First initiative, whereby we closed our Estonian telemarketing channel and re-directed resources to better serve existing, loyal customers. This initiative received extremely positive media coverage, and has now resulted in a new industry Code of Conduct to stop unsolicited telemarketing.
In summary, Sweden and the Baltics, together our Baltic Sea Challenger businesses, achieved a 5 percent rise in operating cash flow on a rolling 12-month basis, and cash conversion remained strong and stable at 80 percent, contributing to a 20 percent rise in 12-months rolling operating cash flow from continuing operations.
Both Kazakhstan and Croatia, our remaining investment markets, continue to deliver excellent results. Kazakhstan grew mobile end-user service revenue by 20 percent in local currency, driving further economies of scale, with the adjusted EBITDA margin expanding to 34 percent. Croatia continues to monetize on its improved product portfolio and strengthened brand perception since the beginning of 2017, contributing to mobile end-user service revenue growth of 13 percent in local currency and a new seasonal high in adjusted EBITDA.
To conclude, I am so proud of the whole Tele2 team, who have yet again delivered another quarter of improved customer satisfaction alongside strong financial results, as we pursue our mission to liberate people to live a more connected life. This purpose, and the strategic choices we have made over recent years, are the right ones. In particular, the merits of the merger with Com Hem are increasingly clear, as is the logic of the combination with T-Mobile in the Netherlands. Both contribute to an existing strong roadmap for the creation of increased value for our customers in the coming years, and consequently for our shareholders and our employees.

Allison Kirkby
President and CEO
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Financial overview

Tele2’s financial performance is driven by a consistent focus on developing mobile services on own infrastructure, complemented in certain countries by fixed broadband services and B2B offerings. In addition, the Group concentrates on maximizing the return from legacy fixed line services.

Net customer intake amounted to 150,000 (273,000) customers in Q2 2018. The customer net intake in mobile services amounted to 167,000 (296,000), with the main difference to last year seen in Kazakhstan. The fixed broadband customer base decreased by – 4,000 (–5,000), with declines in both Sweden and Germany. In line with the market trend, the number of fixed telephony customers continued to decline. On June 30, 2018, the total customer base amounted to 15,469,000 (15,242,000).

Revenue in Q2 2018 amounted to SEK 6,491 (6,152) million. The increase in revenue is mainly explained by strong mobile end-user service revenue growth in the Baltics, Kazakhstan and Croatia as well as more equipment sales in Sweden and the Baltics.

Mobile end-user service revenue in Q2 2018 amounted to SEK 3,580 (3,391) million. The increase compared to last year is primarily related to customer and ASPU growth in the Baltics, Kazakhstan and Croatia.

Adjusted EBITDA in Q2 2018 amounted to SEK 1,789 (1,581) million, which is equivalent to an adjusted EBITDA margin of 28 (26) percent. The increase in adjusted EBITDA compared to last year is explained by higher profit levels in the Baltics, Kazakhstan and Croatia, driven by revenue growth.

Operating profit in Q2 2018 amounted to SEK 1,040 (895) million and SEK 1,170 (961) million excluding items affecting comparability. Operating profit was negatively affected by items affecting comparability totaling SEK –130 (–66) million, consisting of acquisition costs related to the Com Hem merger and integration costs for Com Hem and TDC in Sweden (Note 3)..

Profit after financial items in Q2 2018 amounted to SEK 866 (722) million. The improvement compared to last year is explained by a higher operating profit.

Net profit in Q2 2018 was SEK 670 (530) million. Reported tax for Q2 2018 amounted to SEK –196 (–192) million. Tax payments affecting cash flow amounted to SEK –280 (–133) million in the quarter.

CAPEX in Q2 2018 amounted to SEK 568 (513) million, as investments were higher in all segments apart from Kazakhstan.

Free cash flow from total operations in Q2 2018 amounted to SEK 511 (820) million. This included a change in working capital of SEK –115 (415) million. Working capital was affected by timing differences and higher inventories to support increased equipment revenues, mainly related to the Swedish business. Positive contributions from changes in working capital in Q2 2017 in Sweden and the Netherlands were not repeated in Q2 2018. Free cash flow from continuing operations amounted to SEK 674 (972) million.

Net debt amounted to SEK 12,205 (12,445) million and economic net debt amounted to SEK 11,357 (12,023) million on June 30, 2018 and June 30, 2017 respectively, or 1.72 times 12 months rolling adjusted EBITDA.

Revenue and Mobile end-user service revenue	Adjusted EBITDA/Adjusted EBITDA margin
SEK million	SEK million / Percent

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FINANCIAL SUMMARY

SEK million	Q2 2018	Q2 2017	FY 2017
Mobile
Net customer intake (thousands)	167	296	428
Revenue	5,520	5,119	20,720
Adjusted EBITDA	1,658	1,438	5,848
Operating profit excl. items affecting comparability	1,164	971	3,870
CAPEX	374	382	1,353

Fixed broadband
Net customer intake (thousands)	–4	–5	–21
Revenue	291	340	1,348
Adjusted EBITDA	36	39	153
Operating loss excl. items affecting comparability	–18	–23	–112
CAPEX	29	42	159

Fixed telephony
Net customer intake (thousands)	–13	–18	–70
Revenue	113	141	546
Adjusted EBITDA	48	60	225
Operating profit excl. items affecting comparability	48	58	216
CAPEX	5	3	12

Other operations
Revenue	567	552	2,172
Adjusted EBITDA	47	44	214
Operating loss excl. items affecting comparability	–24	–45	–130
CAPEX	160	86	409

Group
Net customer intake (thousands)	150	273	336
Revenue	6,491	6,152	24,786
Adjusted EBITDA	1,789	1,581	6,440
Operating profit excl. items affecting comparability (Note 3)	1,170	961	3,844
Operating profit	1,040	895	3,586
CAPEX	568	513	1,933

Profit after financial items	866	722	2,930
Net profit	670	530	2,411
Cash flow from operating activities, total operations	1,186	1,674	5,732
Cash flow from operating activities, continuing operations	1,159	1,560	5,404
Free cash flow, total operations	511	820	2,519
Free cash flow, continuing operations	674	972	3,148

Revenue per service area, Q2 2018	Revenue per country, Q2 2018

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Financial guidance

Tele2 AB upgrades the following guidance for 2018 for continuing operations in constant currencies:
■	Mobile end-user service revenue growth of mid-single digits (unchanged)
■	Adjusted EBITDA between SEK 6.8 and 7.1 billion (previously between SEK 6.5 and 6.8 billion)
■	CAPEX between SEK 2.1 and 2.4 billion excluding spectrum investments (unchanged)

Financial leverage target and shareholder remuneration framework for Tele2, post the proposed merger with Com Hem

The financial leverage target and shareholder remuneration framework are as follows:
■	Enlarged Tele2 will seek to operate within a net debt/adjusted EBITDA range of between 2.5–3.0x and maintain investment grade credit metrics
■	Enlarged Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:
–	An ordinary dividend of at least 80 percent of equity free cash flow; and
–	Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of adjusted EBITDA growth

Based on this policy, Enlarged Tele2 is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases.

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Overview by country

Like-for-like figures

Mobile end-user service revenue				Adjusted EBITDA
SEK million	2018 Q2	2017 Q2	Growth	SEK million	2018 Q2	2017 Q2	Growth
Sweden	1,925	1,936	–1%	Sweden	1,042	1,043	0%
Lithuania	335	300	12%	Lithuania	205	182	13%
Latvia	194	177	10%	Latvia	120	102	18%
Estonia	110	119	–7%	Estonia	40	48	–16%
Kazakhstan	613	512	20%	Kazakhstan	264	149	77%
Croatia	272	241	13%	Croatia	69	41	69%
Germany	80	91	–12%	Germany	66	66	1%
Other	51	40	30%	Other	–17	–30	45%
Total	3,580	3,414	5%	Total	1,789	1,599	12%

BALTIC SEA CHALLENGERS

Sweden
Net mobile customer intake was positive at 3,000 (10,000), driven by strong performance by Comviq postpaid, partly offset by limited declines in Tele2 small-screen postpaid, mobile broadband and prepaid.
Mobile end-user service revenue declined by –1 percent but grew 1 percent excluding Roam Like at Home (RLAH).
Adjusted EBITDA from Sweden was close to the level of the previous year, as the revenue decline in the legacy fixed line segment and the impact of RLAH of SEK–37 million were balanced by successful cost management. The adjusted EBITDA margin was unchanged at 27 (27) percent despite higher equipment sales.
Capex represented around 5 percent of revenue, reflecting a stable level compared to Q2 2017.

Sweden Consumer
Tough competition in the price-fighter segment continued in Q2, with several low price points advertised at the lower end of the market, while the value segment saw more stable pricing.
Tele2 launched tactical campaigns in several mobile market segments including offerings for students, Unlimited users, international travelers and Tele2 Kids users. Comviq performed well with its new product portfolio, launched in March, despite the tough competition.
Consumer mobile end-user service revenue development was flat, but grew by 1 percent excluding the impact from RLAH. In the postpaid small-screen segment, both Tele2 and Comviq reported positive mobile revenue growth, despite pressure from RLAH, driven by higher ASPU for Tele2 and strong growth in the customer base for Comviq.
Data consumption gradually increased in line with expectations, by approximately 50 percent, due to higher demand for larger data buckets on the Tele2 brand and also driven by Comviq’s increased data bucket portfolio.

Sweden B2B
As expected, the B2B market continued to be price competitive as more players actively challenge the incumbent operator.
The healthy customer momentum seen in previous quarters was sustained, with significant new contract wins including City of Gothenburg, Uppsala Municipality, Getinge, Swedish Sports Confederation and Epiroc.
Revenue growth was flat, with service revenue declining by 5 percent due to legacy services and RLAH, but with equipment revenue rising. Mobile end-user service revenue declined by 2 percent, but grew by 1 percent adjusted for RLAH. The improvement compared to previous quarters was driven by continued growth in the mobile customer base and somewhat subsiding ASPU pressure.

Lithuania
The market was price competitive including below-the-line discounts by competitors. Tele2 focused on securing its customer base while making balanced pricing decisions.
The latest Tele2 campaign, titled Tele2 Flying House, was shortlisted in Cannes Lions International Festival of Creativity.
The customer net intake improved to 26,000 (8,000), mainly attributable to consumer small-screen postpaid and mobile broadband customers.
Mobile end-user service revenue grew by 12 percent in local currency, driven both by the growth of the customer base and a higher postpaid ASPU.
The adjusted EBITDA margin declined slightly to 34 (36) percent, but adjusted EBITDA grew by 13 percent in local currency due to the growth in revenue.

Latvia
There were moderate competition developments in the mobile market mainly around customer retention and prepaid campaigns.
Tele2 promoted family offers and launched a Smart Home campaign for the device segment. For the second consecutive year, Tele2 Latvia was recognized by the national regulator as having the highest mobile internet download speed in the country.
The customer intake was flat (12,000), helped by growth of mobile broadband customer base, offset by a decline in prepaid.
Mobile end-user service revenue grew by 10 percent in local currency, driven by postpaid ASPU growth on the back of data monetization through selling larger bundles.
Adjusted EBITDA grew by 18 percent in local currency and the adjusted EBITDA margin increased to 37 (34) percent, driven mainly by higher mobile end-user service revenue and successful cost management.

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Estonia
The competition environment was normal for the season with end-of-school and start-of-summer promotional campaigns by all operators. There were also targeted more-for-more initiatives by the competition towards certain market segments.
In April, Tele2 launched the Customer First initiative to end unsolicited telemarketing and focus more resources on the existing customer base. Furthermore, in June all three operators signed a Code of Conduct for self-regulating telemarketing, stopping all cold-calling of residential mobile customers effective July 1.
Net adds were flat despite the continued loss of Starman mobile broadband customers following its takeover by Elisa.
Due to the aggressive price competition in previous quarters mobile end-user service revenue declined by 7 percent in local currency. However this represented a slight improvement over Q1, and the adjusted EBITDA margin improved sequentially to 20 percent.

INVESTMENT MARKETS

Kazakhstan
All market players extended their temporary zero-rated access to social networks, reflecting growing competitive pressure. To remain competitive in the market Tele2 continues to offer zero-rated access to popular services, and in addition launched an updated roaming offer with unlimited usage of selected services for both brands.
The net customer intake was positive at 100,000 (239,000), but lower than last year reflecting increasing competition.
Mobile end-user service revenue grew by 20 percent in local currency, driven both by higher ASPU, related to new tariffs supporting monetization of increased data consumption, and a higher customer base.
The adjusted EBITDA margin reached 34 (22) percent driven by better operational efficiency and an improved product mix.
Capex remained limited to 12 percent of revenue, but is expected to increase in the second half of the year.

Croatia
The competition was largely focused on convergent offers and short-term extra data promotions through main and sub-brands. Tele2 continued to push Unlimited data for both smartphones and mobile broadband.
A partnership for mobile gaming was signed between Tele2 and Valiance, a platform for professional mobile eSports. The first mobile gaming tournament was held in June.
Mobile end-user service revenue grew by 13 percent in local currency, driven by growth in both the smartphone and mobile broadband customer bases, supported by the popularity of the Unlimited product offerings.
Adjusted EBITDA grew by two thirds in local currency on the back of the strong increase in mobile end-user service revenue and helped by a reduction of frequency fees effective as of January 1, 2018. The spectrum fee saving is reflected in an increased level of investments into enhanced network quality.

CASH GENERATOR

Germany
A continued focus on value-driven retention campaigns resulted in another quarter of decreasing churn rates and an expected revenue decline of 17 percent, in local currency.
The adjusted EBITDA margin of 48 (40) percent is the result of a successful management of operational expenses and customer credit risks.

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Number of customers

	Number of customers		Net intake
	2018	2017	2018	2017	2018	2017
by thousands	Jun 30	Jun 30	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30

Sweden
Mobile	3,823	3,861	–11	–43	3	10
Fixed broadband	46	56	–5	–6	–2	–3
Fixed telephony	112	145	–18	–18	–5	–8
Other operations	1	2	–	–	–	–
	3,982	4,064	–34	–67	–4	–1

Lithuania
Mobile	1,834	1,775	42	2	26	8
	1,834	1,775	42	2	26	8

Latvia
Mobile	942	954	–10	9	–	12
	942	954	–10	9	–	12

Estonia
Mobile	459	474	–5	–5	–	–
	459	474	–5	–5	–	–

Kazakhstan
Mobile	7,029	6,753	115	313	100	239
	7,029	6,753	115	313	100	239

Croatia
Mobile	885	822	44	21	41	34
	885	822	44	21	41	34

Germany
Mobile	134	153	–8	–16	–3	–7
Fixed broadband	30	40	–5	–5	–2	–2
Fixed telephony	174	207	–17	–21	–8	–10
	338	400	–30	–42	–13	–19

TOTAL
Mobile	15,106	14,792	167	281	167	296
Fixed broadband	76	96	–10	–11	–4	–5
Fixed telephony	286	352	–35	–39	–13	–18
Other operations	1	2	–	–	–	–
TOTAL NUMBER OF CUSTOMERS AND NET INTAKE	15,469	15,242	122	231	150	273

TOTAL NUMBER OF CUSTOMERS AND NET CHANGE	15,469	15,242	122	231	150	273

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Revenue

	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30

Sweden
Mobile	6,113	5,914	3,065	2,944
Fixed broadband	549	641	264	314
Fixed telephony	157	196	77	97
Other operations	1,023	998	514	509
	7,842	7,749	3,920	3,864

Lithuania
Mobile	1,136	918	604	479
	1,136	918	604	479

Latvia
Mobile	621	536	325	279
	621	536	325	279

Estonia
Mobile	353	337	179	182
Fixed broadband	8	–	5	–
Fixed telephony	1	2	–	1
Other operations	23	21	12	11
	385	360	196	194

Kazakhstan
Mobile	1,471	1,359	784	711
	1,471	1,359	784	711

Croatia
Mobile	883	769	450	410
	883	769	450	410

Germany
Mobile	158	172	80	85
Fixed broadband	44	53	22	26
Fixed telephony	75	89	36	43
	277	314	138	154

Other
Mobile	94	72	51	40
Other operations	73	62	41	32
	167	134	92	72

TOTAL
Mobile	10,829	10,077	5,538	5,130
Fixed broadband	601	694	291	340
Fixed telephony	233	287	113	141
Other operations	1,119	1,081	567	552
	12,782	12,139	6,509	6,163
Internal sales, elimination	–31	–22	–18	–11
TOTAL	12,751	12,117	6,491	6,152

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Mobile revenue split

	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Sweden, mobile
End-user service revenue	3,836	3,883	1,925	1,936
Operator revenue	407	419	217	216
Equipment revenue	1,573	1,309	775	642
Other revenue	295	302	147	149
Internal sales	2	1	1	1
	6,113	5,914	3,065	2,944
Lithuania, mobile
End-user service revenue	637	541	335	282
Operator revenue	118	107	63	55
Equipment revenue	368	261	198	138
Internal sales	13	9	8	4
	1,136	918	604	479
Latvia, mobile
End-user service revenue	373	317	194	167
Operator revenue	98	102	51	53
Equipment revenue	141	110	75	56
Internal sales	9	7	5	3
	621	536	325	279
Estonia, mobile
End-user service revenue	214	220	110	112
Operator revenue	43	38	24	20
Equipment revenue	93	77	43	49
Internal sales	3	2	2	1
	353	337	179	182
Kazakhstan, mobile
End-user service revenue	1,147	1,039	613	545
Operator revenue	313	308	167	160
Equipment revenue	11	12	4	6
	1,471	1,359	784	711
Croatia, mobile
End-user service revenue	532	430	272	224
Operator revenue	104	106	60	60
Equipment revenue	243	230	116	124
Internal sales	4	3	2	2
	883	769	450	410
Germany, mobile
End-user service revenue	158	172	80	85
	158	172	80	85
Other, mobile
End-user service revenue	94	72	51	40
	94	72	51	40
TOTAL, MOBILE
End-user service revenue	6,991	6,674	3,580	3,391
Operator revenue	1,083	1,080	582	564
Equipment revenue	2,429	1,999	1,211	1,015
Other revenue	295	302	147	149
Internal sales	31	22	18	11
TOTAL, MOBILE	10,829	10,077	5,538	5,130

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Adjusted EBITDA

	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Sweden
Mobile	1,887	1,925	962	927
Fixed broadband	59	74	27	32
Fixed telephony	48	56	25	31
Other operations	114	130	28	53
	2,108	2,185	1,042	1,043
Lithuania
Mobile	382	318	205	171
	382	318	205	171
Latvia
Mobile	223	183	120	95
	223	183	120	95
Estonia
Mobile	62	82	32	41
Fixed broadband	4	–	3	–
Other operations	9	6	5	3
	75	88	40	44
Kazakhstan
Mobile	466	279	264	158
	466	279	264	158
Croatia
Mobile	121	63	69	39
	121	63	69	39
Germany
Mobile	67	51	37	25
Fixed broadband	11	13	6	7
Fixed telephony	48	59	23	29
	126	123	66	61
Other
Mobile	–49	–47	–31	–18
Other operations	3	–35	14	–12
	–46	–82	–17	–30
TOTAL
Mobile	3,159	2,854	1,658	1,438
Fixed broadband	74	87	36	39
Fixed telephony	96	115	48	60
Other operations	126	101	47	44
TOTAL	3,455	3,157	1,789	1,581

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Operating profit/loss

	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Sweden
Mobile	1,399	1,449	705	693
Fixed broadband	–57	–53	–26	–29
Fixed telephony	45	51	24	29
Other operations	–10	–9	–31	–19
	1,377	1,438	672	674
Lithuania
Mobile	301	251	164	136
	301	251	164	136
Latvia
Mobile	156	121	87	67
	156	121	87	67
Estonia
Mobile	–	29	1	13
Fixed broadband	5	–	3	–
Fixed telephony	–	–	–	–
Other operations	5	3	3	2
	10	32	7	15
Kazakhstan
Mobile	266	35	162	42
	266	35	162	42
Croatia
Mobile	69	19	42	16
	69	19	42	16
Germany
Mobile	67	48	37	23
Fixed broadband	10	11	5	6
Fixed telephony	48	59	24	29
	125	118	66	58
Other
Mobile	–54	–49	–34	–19
Other operations	–7	–63	4	–28
	–61	–112	–30	–47
TOTAL
Mobile	2,204	1,903	1,164	971
Fixed broadband	–42	–42	–18	–23
Fixed telephony	93	110	48	58
Other operations	–12	–69	–24	–45
	2,243	1,902	1,170	961
Items affecting comparability	–199	–171	–130	–66
TOTAL	2,044	1,731	1,040	895

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CAPEX

	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30

Sweden
Mobile	265	178	154	119
Fixed broadband	72	74	29	42
Fixed telephony	8	4	5	3
Other operations	60	58	25	32
	405	314	213	196
Lithuania
Mobile	60	52	38	23
	60	52	38	23
Latvia
Mobile	44	37	20	20
	44	37	20	20
Estonia
Mobile	41	34	24	20
	41	34	24	20
Kazakhstan
Mobile	133	297	94	168
	133	297	94	168
Croatia
Mobile	48	32	37	25
	48	32	37	25

Other
Mobile	14	10	7	7
Other operations	235	117	135	54
	249	127	142	61
TOTAL
Mobile	605	640	374	382
Fixed broadband	72	74	29	42
Fixed telephony	8	4	5	3
Other operations	295	175	160	86
TOTAL	980	893	568	513

Tele2 – Interim Report January–June 2018  13 (34)

Non-IFRS measures

This report contains certain financial measures that are not defined by IFRS, but are used by Tele2 to assess the financial performance of the business. These measures are included in the report as they are considered important supplementary measures of operating performance and liquidity. They should not be considered a substitute to Tele2’s financial statements prepared in accordance with IFRS. Tele2’s definitions of these measures are described below, but other companies may calculate non-IFRS measures differently and these measures are therefore not always comparable to similar measures used by other companies.

Adjusted EBITDA and adjusted EBITDA margin
Tele2 considers adjusted EBITDA and adjusted EBITDA margin to be relevant measures to present in order to illustrate the profitability of the underlying business, and as these are used by management to assess the performance of the business.

Adjusted EBITDA: Operating profit/loss from continuing operations before depreciation/amortization and impairment, results from shares in joint ventures and associated companies and items affecting comparability.

Adjusted EBITDA margin: Adjusted EBITDA in relation to revenue.

Adjusted EBITDA and adjusted EBITDA margin
	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Operating profit	2,044	1,731	1,040	895
Depreciation/amortization and impairment	1,226	1,256	619	621
Results from shares in joint ventures and associated companies	-14	-1	–	-1
Items affecting comparability	199	171	130	66
whereof acquisition costs	160	1	111	1
whereof integration costs	39	111	19	30
whereof Challenger Program costs	–	59	–	35
Adjusted EBITDA	3,455	3,157	1,789	1,581
Revenue	12,751	12,117	6,491	6,152
Adjusted EBITDA margin (percent)	27%	26%	28%	26%

CAPEX paid and CAPEX
Tele2 considers CAPEX paid relevant to present as it provides an indication of how much the company invests organically on intangible and tangible assets to maintain and expand its business.
Tele2 believes that it is relevant to present CAPEX to provide a view on how much Tele2 invests organically on intangible and tangible assets to maintain and grow its business which is not dependent on the timing of cash payments.

CAPEX paid: Cash paid for the additions to intangible and tangible assets net of cash proceeds from sales of intangible and tangible assets.

CAPEX: Additions to intangible and tangible assets that are capitalized on the balance sheet.

CAPEX paid and CAPEX, total operations
	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Additions to intangible and tangible assets	–1,534	–1,709	–685	–854
Sale of intangible and tangible assets	19	9	10	–
CAPEX paid	–1,515	–1,700	–675	–854
This period’s unpaid CAPEX and paid CAPEX from previous periods	167	316	–83	84
Received payment of sold intangible and tangible assets	–19	–9	–10	–
CAPEX	–1,367	–1,393	–768	–770

CAPEX paid and CAPEX, continuing operations

	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Additions to intangible and tangible assets	–954	–1,168	–495	–588
Sale of intangible and tangible assets	19	9	10	–
CAPEX paid	–935	–1,159	–485	–588
This period’s unpaid CAPEX and paid CAPEX from previous periods	–26	275	–73	75
Received payment of sold intangible and tangible assets	–19	–9	–10	–
CAPEX	–980	–893	–568	–513

Tele2 – Interim Report January–June 2018  14 (34)

Free cash flow
Tele2 considers free cash flow to be relevant to present as it provides a view of funds generated from operating activities which also includes investments in intangible and tangible assets. Management believes that free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment.

Free cash flow: Cash flow from operating activities less CAPEX paid.

Free cash flow, total operations
	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Cash flow from operating activities	2,094	2,698	1,186	1,674
CAPEX paid	–1,515	–1,700	–675	–854
Free cash flow	579	998	511	820

Free cash flow, continuing operations
	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Cash flow from operating activities	1,982	2,535	1,159	1,560
CAPEX paid	–935	–1,159	–485	–588
Free cash flow	1,047	1,376	674	972

Like-for-like
Tele2 believes that like-for-like growth rates are relevant to present as they exclude effects from currency movements as well as divestments and acquisitions, and are therefore providing an indication of the underlying performance.

Like-for-like growth rates: Calculated at constant currency, meaning that comparative figures have been recalculated using the currency rates for the current period, and excluding effects of divestments and acquisitions.

Net debt and economic net debt
Tele2 believes that net debt is relevant to present as it is useful to illustrate the indebtedness, financial flexibility, and capital structure. Furthermore, economic net debt is considered relevant as it excludes liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and the liability for the earn-out obligation in Kazakhstan, and thereby taking into account the specific contractual arrangements in the Kazakh business.

Net debt: Interest-bearing non-current and current liabilities excluding equipment financing, provisions, cash and cash equivalents, current investments, restricted cash and derivatives.

Economic net debt: Net debt excluding liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and liability for earn-out obligation in Kazakhstan.

Net debt and economic net debt
SEK million	Jun 30, 2018	Jun 30, 2017	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Interest-bearing non-current liabilities	11,044	11,572	11,565	8,954	5,613
Interest-bearing current liabilities	2,607	2,639	820	3,388	5,372
Excluding equipment financing	–	–34	–8	–70	–
Excluding provisions	–1,126	–1,393	–1,080	–1,310	–920
Cash & cash equivalents, current investments and restricted funds	–320	–322	–806	–279	–139
Derivatives	–	–17	–17	–55	–48
Net debt for assets classified as held for sale	–	–	–	–	–
Net debt	12,205	12,445	10,474	10,628	9,878
Excluding:
- liabilities to Kazakhtelecom	–31	–25	–26	–24	–
- loan guaranteed by Kazakhtelecom	–259	–176	–246	–67	–
- liability for earn-out obligation Kazakhstan	–558	–221	–432	–100	–
Economic net debt	11,357	12,023	9,770	10,437	9,878

Tele2 – Interim Report January–June 2018 15 (34)

Operating cash flow
Tele2 considers operating cash flow a relevant measure to present as it gives an indication of the profitability of the underlying business while also taking into account the investments needed to maintain and grow the business.

Operating cash flow: Adjusted EBITDA less CAPEX.

Operating cash flow, continuing operations
	2018	2017	2018	2017
SEK million	Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
Adjusted EBITDA	3,455	3,157	1,789	1,581
CAPEX	–980	–893	–568	–513
Operating cash flow	2,475	2,264	1,221	1,068

Tele2 – Interim Report January–June 2018 16 (34)

Parent Company

Income statement
	2018	2017
	Jan 1–Jun 30	Jan 1–Jun 30
SEK million		(Restated)
Revenue	26	30
Administrative expenses	–62	–61
Other operating expenses	–185	–
Operating loss	–221	–31

Dividend from group company	–	7,000
Exchange rate difference on financial items	–92	–18
Net interest expenses and other financial items	–148	–150
Profit/loss after financial items	–461	6,801

Appropriations, group contribution	–	–
Tax on profit/loss	104	44
NET PROFIT/LOSS	–357	6,845

Balance sheet
SEK million	Note	Jun 30, 2018	Dec 31, 2017 (Restated)

ASSETS

NON-CURRENT ASSETS
Financial assets		13,604	13,608
NON-CURRENT ASSETS		13,604	13,608

CURRENT ASSETS
Current receivables		11,743	13,065
CURRENT ASSETS		11,743	13,065

ASSETS		25,347	26,673

EQUITY AND LIABILITIES

EQUITY
Restricted equity	8	5,619	5,619
Unrestricted equity	8	8,138	10,470
EQUITY		13,757	16,089

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	9,709	9,830
NON-CURRENT LIABILITIES		9,709	9,830

CURRENT LIABILITIES
Interest-bearing liabilities	5	1,640	656
Non-interest-bearing liabilities		241	98
CURRENT LIABILITIES		1,881	754

EQUITY AND LIABILITIES		25,347	26,673

Tele2 – Interim Report January–June 2018  17 (34)

Other items

Risks and uncertainty factors
Tele2’s operations are affected by a number of external factors. The risk factors considered to be most significant to Tele2’s future development are insufficient spectrum availability, changes in regulatory legislation, market dynamics, failure to deliver on strategic transformation initiatives, operations in Kazakhstan, failure of network IT and infrastructure, data protection and cyber security, instability in partnerships and Joint Ventures, unstable geopolitical conditions, and financial risks such as currency risk, interest risk, liquidity risk, credit risk, risks related to tax matters and impairment of assets. Additionally, there is a risk that Tele2 may not be able to obtain sufficient funding for its operations. Please refer to Tele2’s annual report for 2017 (Administration report and Note 2) for a detailed description of Tele2’s risk exposure and risk management.
On April 25, 2017, the European Commission initiated an investigation on the premises of Tele2 in Kista about possible anti-competitive cooperation between operators in the mobile market and/or possible abuse of collective dominant position. Similar investigations were simultaneously initiated towards other Swedish mobile network operators.

European Commission initiated Phase II investigation into Dutch merger between Tele2 and T-Mobile
On June 12, 2018, the European Commission (EC) announced its decision to initiate a Phase II investigation into the merger of Tele2 Netherlands and T-Mobile Netherlands. The EC is expected to reach a final decision on the compatibility of the transaction with EU merger rules in Q4 2018.

Other
Tele2 will release its financial and operating results for the period ending September 30, 2018 on October 18, 2018.

The Board of Directors and CEO declare that the interim report provides a fair overview of the parent company’s and Group’s operations, their financial position and performance, and describes material risks and uncertainties facing the parent company and other companies in the Group.

Stockholm, Jul 18, 2018
Tele2 AB

Georgi Ganev
Chairman

Sofia Arhall Bergendorff		Anders Björkman

Cynthia Gordon	Eamonn O’Hare	Carla Smits-Nusteling

Allison Kirkby
President and CEO

Tele2 – Interim Report January–June 2018  18 (34)

Auditors’ review report

Introduction
We have reviewed the interim report for Tele2 AB (publ) for the period January 1 – June 30, 2018. The Board of Directors and the President are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of Review
We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a different focus and is substantially less in scope than an audit conducted in accordance with ISA and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim report is not, in all material respects, prepared for the Group in accordance with IAS 34 and the Annual Accounts Act, and for the Parent Company in accordance with the Annual Accounts Act.

Stockholm, July 18, 2018
Deloitte AB

Pontus Pålsson
Authorized Public Accountant

Tele2 – Interim Report January–June 2018  19 (34)

Q2 2018 PRESENTATION

Tele2 will host a presentation, with the possibility to join through a conference call, for the global financial community at 10:00 am CEST (09:00 am BST/04:00 am EDT) on Wednesday, July 18, 2018. The presentation will be held in English and also made available as a webcast on Tele2’s website: www.tele2.com.

Dial-in information
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call to register your attendance.

Dial-in numbers
SE: +46 (0) 8 5065 3942
UK: +44 (0) 330 336 9411
US: +1 646 828 8143

CONTACTS	APPENDICES

Erik Strandin Pers	Condensed consolidated income statement
Head of Investor Relations	Condensed consolidated comprehensive income
Telephone: +46 (0) 733 41 41 88	Condensed consolidated balance sheet
Condensed consolidated cash flow statement
Tele2 AB	Condensed consolidated statement of changes in equity
Company registration nr: 556410-8917	Notes
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel + 46 (0) 8 5620 0060
www.tele2.com

VISIT OUR WEBSITE: www.tele2.com

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

Tele2 – Interim Report January–June 2018  20 (34)

Condensed consolidated income statement

		2018	2017	2018	2017
		Jan 1–Jun 30	Jan 1–Jun 30	Apr 1–Jun 30	Apr 1–Jun 30
SEK million	Note		(Restated)		(Restated)

CONTINUING OPERATIONS
Revenue		12,751	12,117	6,491	6,152
Cost of services provided and equipment sold	3	–7,492	–7,191	–3,803	–3,606
Gross profit		5,259	4,926	2,688	2,546

Selling expenses	3	–2,016	–2,046	–1,016	–1,057
Administrative expenses	3	–1,086	–1,178	–548	–607
Result from shares in joint ventures and associated companies		14	1	–	1
Other operating income		106	51	48	21
Other operating expenses	3	–233	–23	–132	–9
Operating profit		2,044	1,731	1,040	895

Interest income		12	10	2	5
Interest expenses	5	–180	–169	–94	–84
Other financial items	4	–165	–125	–82	–94
Profit after financial items		1,711	1,447	866	722

Income tax	4	–416	–385	–196	–192
NET PROFIT FROM CONTINUING OPERATIONS		1,295	1,062	670	530

DISCONTINUED OPERATIONS
Net loss from discontinued operations	11	–503	–454	–227	–290
NET PROFIT		792	608	443	240

ATTRIBUTABLE TO
Equity holders of the parent company		754	669	411	259
Non-controlling interests		38	–61	32	–19
NET PROFIT		792	608	443	240

Earnings per share (SEK)	8	1.50	1.34	0.82	0.53
Earnings per share, after dilution (SEK)	8	1.49	1.33	0.81	0.53

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		1,257	1,123	638	549
Non-controlling interests		38	–61	32	–19
NET PROFIT		1,295	1,062	670	530

Earnings per share (SEK)	8	2.50	2.24	1.27	1.10
Earnings per share, after dilution (SEK)	8	2.49	2.23	1.26	1.10

Tele2 – Interim Report January–June 2018  21 (34)

Condensed comprehensive consolidated income

SEK million	2018 Jan 1–Jun 30	2017 Jan 1–Jun 30 (Restated)	2018 Apr 1–Jun 30	2017 Apr 1–Jun 30 (Restated)

NET PROFIT	792	608	443	240

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT
Pensions, actuarial gains/losses	–8	–	–8	–
Pensions, actuarial gains/losses, tax effect	2	–	2	–
Components not to be reclassified to net profit	–6	–	–6	–

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT
Exchange rate differences
Translation differences in foreign operations	1084	136	241	59
Tax effect on above	–137	4	–24	34
Translation differences	947	140	217	93
Hedge of net investments in foreign operations	–197	–37	–44	–44
Tax effect on above	43	8	9	10
Hedge of net investments	–154	–29	–35	34
Exchange rate differences	793	111	182	59

Cash flow hedges
Profit/loss arising on changes in fair value of hedging instruments	–17	13	–17	6
Reclassified cumulative loss to income statement	53	36	35	18
Tax effect on cash flow hedges	–10	–11	–6	–6
Cash flow hedges	26	38	12	18

Components that may be reclassified to net profit	819	149	194	77

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	813	149	188	77

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,605	757	631	317

ATTRIBUTABLE TO
Equity holders of the parent company	1,571	806	594	306
Non-controlling interests	34	–49	37	11
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,605	757	631	317

Tele2 – Interim Report January–June 2018  22 (34)

Condensed consolidated balance sheet

SEK million	Note	Jun 30, 2018	Dec 31, 2017 (Restated)

ASSETS

NON-CURRENT ASSETS
Goodwill		5,683	5,517
Other intangible assets		4,075	4,044
Intangible assets		9,758	9,561
Tangible assets		8,698	8,692
Financial assets	5	939	794
Capitalized contract costs		327	380
Deferred tax assets	4	1,864	1,911
NON-CURRENT ASSETS		21,586	21,338

CURRENT ASSETS
Inventories		797	689
Current receivables		6,766	6,726
Current investments		70	3
Cash and cash equivalents	6	248	802
CURRENT ASSETS		7,881	8,220

ASSETS CLASSIFIED AS HELD FOR SALE	11	10,530	10,166

ASSETS		39,997	39,724

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company		16,782	17,246
Non-controlling interests		–80	–114
EQUITY	8	16,702	17,132

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	11,044	11,565
Non-interest-bearing liabilities		988	998
NON-CURRENT LIABILITIES		12,032	12,563

CURRENT LIABILITIES
Interest-bearing liabilities	5	2,607	820
Non-interest-bearing liabilities		6,536	7,074
CURRENT LIABILITIES		9,143	7,894

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	11	2,120	2,135

EQUITY AND LIABILITIES		39,997	39,724

Tele2 – Interim Report January–June 2018  23 (34)

Condensed consolidated cash flow statement
(Total operations)

SEK million	Note	2018 Jan 1–Jun 30	2017 Jan 1–Jun 30 (restated)

OPERATING ACTIVITIES
Net Profit		792	608
Adjustments for non-cash items in net profit		1,884	2,153
Changes in working capital		–582	–63
Cash flow from operating activities		2,094	2,698

INVESTING ACTIVITIES
Additions to intangible and tangible assets		–1,515	–1,700
Acquisitions and sale of shares and participations	9	–3	–8
Other financial assets, lending		–66	–
Other financial assets, received payments		–	20
Cash flow from investing activities		–1,584	–1,688

FINANCING ACTIVITIES
Proceeds from loans	5	1,459	4,520
Repayments of loans	5	–542	–2,844
Dividends paid	8	–2,013	–2,629
Cash flow from financing activities		–1,096	–953
NET CHANGE IN CASH AND CASH EQUIVALENTS		–586	57

Cash and cash equivalents at beginning of period		802	257
Exchange rate differences in cash and cash equivalents		32	4
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6	248	318

Tele2 – Interim Report January–June 2018  24 (34)

Condensed consolidated statements of change in equity

		Jun 30, 2018
		Attributable to equity holders of the parent company
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Equity at January 1		634	7,841	–715	2,506	6,747	17,013	–99	16,914
Restatement	10	–	–	64	147	–264	–53	–15	–68
Change in accounting principles, IFRS 15	10	–	–	–	17	269	286	–	286
Equity at January 1 (post restatement and adoption of IFRS 15)		634	7,841	–651	2,670	6,752	17,246	–114	17,132
Change in accounting principles, IFRS 9		–	–	–	–	–42	–42	–	–42
Equity at January 1 (post restatement and adoption of IFRS 15 and IFRS 9)		634	7,841	–651	2,670	6,710	17,204	–114	17,090

Net profit/loss		–	–	–	–	754	754	38	792
Other comprehensive income for the period, net of tax		–	–	–128	951	–6	817	–4	813
Total comprehensive income for the period		–	–	–128	951	748	1,571	34	1,605

OTHER CHANGES IN EQUITY
Share-based payments	8	–	–	–	–	12	12	–	12
Share-based payments, tax effect	8	–	–	–	–	8	8	–	8
Dividends	8	–	–	–	–	–2,013	–2,013	–	–2,013
EQUITY AT END OF THE PERIOD		634	7,841	–779	3,621	5,465	16,782	–80	16,702

		Jun 30, 2017
		Attributable to equity holders of the parent company
SEK million	Note	Share capital (Restated)	Other paid-in capital (Restated)	Hedge reserve (Restated)	Translation reserve (Restated)	Retained earnings (Restated)	Total (Restated)	Non-controlling interests (Restated)	Total equity (Restated)
Equity at January 1		634	7,836	–680	1,743	8,941	18,474	–278	18,196
Restatement	10	–	–	38	10	–60	–12	–22	–34
Change in accounting principles, IFRS 15	10	–	–	–	13	298	311	–	311
Equity at January 1 (post restatement and adoption of IFRS 15)		634	7,836	–642	1,766	9,179	18,773	–300	18,473
Net profit/loss for the period		–	–	–	–	669	669	–61	608
Other comprehensive income for the period, net of tax		–	–	9	128	–	137	12	149
Total comprehensive income for the period		–	–	9	128	669	806	–49	757
OTHER CHANGES IN EQUITY
Share-based payments	8	–	–	–	–	10	10	–	10
Share-based payments, tax effect	8	–	–	–	–	3	3	–	3
Proceed from issuance of shares	8	–	7	–	–	–	7	–	7
Taxes on new share issue costs	8	–	–2	–	–	–	–2	–	–2
Dividends	8	–	–	–	–	–2,629	–2,629	–	–2,629
EQUITY AT END OF THE PERIOD		634	7,841	–633	1,894	7,232	16,968	–349	16,619

Tele2 – Interim Report January–June 2018  25 (34)

Notes

NOTE 1 ACCOUNTING PRINCIPLES AND DEFINITIONS
The interim report for the Group has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board and the Swedish Annual Accounts Act, and for the parent company in accordance with the Swedish Annual Accounts Act and RFR 2 Reporting for legal entities and other statements issued by the Swedish Financial Reporting Board.
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as endorsed by the EU as of and for the years ended December 31, 2015, 2016, and 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow. The nature and impact of each restatement affecting the periods presented in this report is described in Note 10.
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with full retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the six month period and three month period ended June 30, 2017 are stated in Note 10.
On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9. The accounting policies related to Financial Assets and Liabilities remain consistent with those described in Note 1 of the 2017 Annual Report except for accounts receivables and other receivables, which have been updated as follows in accordance with the adoption of IFRS 9:

■
Tele2’s accounts receivables and other receivables are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. An allowance for expected credit losses is calculated no matter if a loss event has occurred or not. Tele2 applies the simplified approach to recognize expected credit losses for trade receivables and contract assets that result from transactions within the scope of IFRS 15 (Revenues from contracts with customers) and for finance lease receivables. The simplified approach is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions. Any impairment loss is reported as an operating expense.

Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Description of changes as a result of applying IFRS 9 and the effects on the opening balance January 1, 2018 are consistent with those found in Note 35 of the 2017 Annual report.
The other amendments to IFRSs applicable from January 1, 2018 had no significant effects to Tele2’s financial reports for Q2 2018.
In all other respects, Tele2 has presented this interim report in accordance with the accounting policies and principles applied in the 2017 Annual Report. The description of these principles and definitions is found in Note 1 and Note 35 in the Annual Report 2017.
Figures presented in this interim report refer to April 1 – June 30 (Q2), 2018 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2017.

NOTE 2 REVENUE
Revenue

SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30 (Restated)	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30 (Restated)
Sweden
Mobile	6,113	5,914	3,065	2,944
Fixed broadband	549	641	264	314
Fixed telephony	157	196	77	97
Other operations	1,023	998	514	509
	7,842	7,749	3,920	3,864
Lithuania
Mobile	1,136	918	604	479
	1,136	918	604	479
Latvia
Mobile	621	536	325	279
	621	536	325	279
Estonia
Mobile	353	337	179	182
Fixed broadband	8	–	5	–
Fixed telephony	1	2	–	1
Other operations	23	21	12	11
	385	360	196	194
Kazakhstan
Mobile	1,471	1,359	784	711
	1,471	1,359	784	711
Croatia
Mobile	883	769	450	410
	883	769	450	410
Germany
Mobile	158	172	80	85
Fixed broadband	44	53	22	26
Fixed telephony	75	89	36	43
	277	314	138	154
Other
Mobile	94	72	51	40
Other operations	73	62	41	32
	167	134	92	72
TOTAL
Mobile	10,829	10,077	5,538	5,130
Fixed broadband	601	694	291	340
Fixed telephony	233	287	113	141
Other operations	1,119	1,081	567	552
	12,782	12,139	6,509	6,163
Internal sales, elimination	–31	–22	–18	–11
TOTAL	12,751	12,117	6,491	6,152

Tele2 – Interim Report January–June 2018  26 (34)

Mobile revenue split

SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30 (Restated)	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30 (Restated)
Sweden, mobile
End-user service revenue	3,836	3,883	1,925	1,936
Operator revenue	407	419	217	216
Equipment revenue	1,573	1,309	775	642
Other revenue	295	302	147	149
Internal sales	2	1	1	1
	6,113	5,914	3,065	2,944
Lithuania, mobile
End-user service revenue	637	541	335	282
Operator revenue	118	107	63	55
Equipment revenue	368	261	198	138
Internal sales	13	9	8	4
	1,136	918	604	479
Latvia, mobile
End-user service revenue	373	317	194	167
Operator revenue	98	102	51	53
Equipment revenue	141	110	75	56
Internal sales	9	7	5	3
	621	536	325	279
Estonia, mobile
End-user service revenue	214	220	110	112
Operator revenue	43	38	24	20
Equipment revenue	93	77	43	49
Internal sales	3	2	2	1
	353	337	179	182
Kazakhstan, mobile
End-user service revenue	1,147	1,039	613	545
Operator revenue	313	308	167	160
Equipment revenue	11	12	4	6
	1,471	1,359	784	711
Croatia, mobile
End-user service revenue	532	430	272	224
Operator revenue	104	106	60	60
Equipment revenue	243	230	116	124
Internal sales	4	3	2	2
	883	769	450	410
Germany, mobile
End-user service revenue	158	172	80	85
	158	172	80	85
Other, mobile
End-user service revenue	94	72	51	40
	94	72	51	40
TOTAL, MOBILE
End-user service revenue	6,991	6,674	3,580	3,391
Operator revenue	1,083	1,080	582	564
Equipment revenue	2,429	1,999	1,211	1,015
Other revenue	295	302	147	149
Internal sales	31	22	18	11
TOTAL, MOBILE	10,829	10,077	5,538	5,130

Internal sales
Internal sales within the Tele2 Group are stated below:

SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30
Sweden, mobile	2	1	1	1
Lithuania, mobile	13	9	8	4
Latvia, mobile	9	7	5	3
Estonia, mobile	3	2	2	1
Croatia, mobile	4	3	2	2
Total internal sales	31	22	18	11

NOTE 3 SEGMENT REPORTING
Adjusted EBITDA

SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30 (Restated)	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30 (Restated)
Sweden	2,108	2,185	1,042	1,043
Lithuania	382	318	205	171
Latvia	223	183	120	95
Estonia	75	88	40	44
Kazakhstan	466	279	264	158
Croatia	121	63	69	39
Germany	126	123	66	61
Other	–46	–82	–17	–30
Total adjusted EBITDA	3,455	3,157	1,789	1,581

Reconciling items to reported operating profit/loss

SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30 (Restated)	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30 (Restated)
Adjusted EBITDA	3,455	3,157	1,789	1,581
Acquisition costs	–160	–1	–111	–1
Integration costs	–39	–111	–19	–30
Challenger program	–	–59	–	–35
Total items affecting comparability	–199	–171	–130	–66

Depreciation/amortization and
impairment	–1,226	–1,256	–619	–621
Result from shares in joint ventures and associated companies	14	1	–	1
Operating profit/loss	2,044	1,731	1,040	895

Acquisition costs
SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30
Com Hem, Sweden	–160	–	–111	–
TDC, Sweden	–	–1	–	–1
Total acquisition costs	–160	–1	–111	–1
of which:
-other operating expenses	–160	–1	–111	–1

Integration costs
SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30
TDC , Sweden	–34	–96	–14	–22
Com Hem, Sweden	–5	–	–5	–
Altel, Kazakhstan	–	–15	–	–8
Total integration costs	–39	–111	–19	–30
of which:
-cost of services provided	–9	–39	–8	–9
-selling expenses	–14	–23	–14	–
-administrative expenses	–16	–49	3	–21
of which:
-redundancy costs	–5	–57	–5	–
-other employee and consultancy costs	–22	–29	–13	–19
-exit of contracts and other costs	–12	–25	–1	–11

Challenger program: restructuring costs
SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30
Costs of services provided	–	–4	–	–2
Selling expenses	–	–1	–	–
Administrative expenses	–	–54	–	–33
Total Challenger program costs	–	–59	–	–35
of which:
-redundancy costs	–	–31	–	–25
-other employee and consultancy costs	–	–27	–	–10
-exit of contracts and other costs	–	–1	–	–

The Challenger program ended on December 31, 2017. For additional information, please refer to the in Note 6 of the 2017 Annual Report.

Tele2 – Interim Report January–June 2018  27 (34)

NOTE 4 OTHER FINANCIAL ITEMS AND TAXES
Other financial items
Other financial items in the income statement consist of the following items.

SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30
Change in fair value, earn out
Kazakhstan	–126	–121	–54	–83
Exchange rate differences	–18	4	–24	–6
EUR net investment hedge, interest component	–1	–1	–1	–
Other financial expenses	–20	–7	–3	–5
Total other financial items	–165	–125	–82	–94

The previous put option obligation in Kazakhstan was in 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan. To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on June 30, 2018 valued at SEK 558 (December 31, 2017: 432) million and reported as a financial liability with fair value changes reported as financial items in the income statement. The change in fair value on June 30, 2018 is related to a continuation of the positive trend in the Kazakhstan operation. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.

Taxes
On June 13, 2018 new tax rules and tax rates were enacted in Sweden. The new rules includes a general limitation on interest deduction and a decrease of the corporate income tax rate from 22 to 20.6 percent. The decrease of the tax rate will take place in two steps and the new tax rules will be effective from January 1, 2019. For the years 2019 and 2020 the tax rate is 21.4 percent and for 2021 and onwards the tax rate is 20.6 percent. Tele2 has estimated a positive one time effect due the changed tax rules of SEK 20 million which was recognized in Q2 2018.

NOTE 5 FINANCIAL ASSETS AND LIABILITIES
Financing

	Interest bearing liabilities
	Jun 30, 2018		Dec 31, 2017 (Restated)
SEK million	Current	Non-current	Current	Non-current
Bonds SEK, Sweden	1,500	7,037	–	8,534
Commercial papers, Sweden	–	–	500	–
Financial institutions	277	2,844	39	1,473
	1,777	9,881	539	10,007
Provisions	115	1,011	97	983
Other liabilities	715	152	184	575
	2,607	11,044	820	11,565
Total interest-bearing liabilities		13,651		12,385

On January 10, 2018 Tele2 announced the merger plan with Com Hem, Sweden. Tele2 has obtained committed financing for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility. Please refer to Note 9.
As of the date of this report, Tele2 had a credit facility with a syndicate of banks. The facility has a tenor of five years with two one-year extension options. In Q1 2017, the facility was   extended with one year to 2022 and in Q1 2018 with additionally one year to 2023. The facility amounts to EUR 760 million and was unutilized on June 30, 2018. In 2016, Tele2 entered into a six-year loan agreement with European Investment Bank (EIB) amounting to EUR 125 million. On April 6, 2018, the EIB facility was utilized by EUR 125 million.
At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom. On June 30, 2018 the reported debt amounted to SEK 31 (December 31, 2017: 26) million and the nominal value to SEK 307 (December 31, 2017: 289) million.

Transfer of right of payment of receivables
In Q1 2016 and onwards, Tele2 Sweden started to transfer the right for payment of certain operating receivables to financial institutions. The receiving payment obtained from financial institutions, in relation to the transfer of right of payment of receivables for sold hand-sets and other equipment, has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. The right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 386 (274) million in Q2 2018 and SEK 688 (691) million for 6 months period ended on June 30, 2018.

Classification and fair values
Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers as well as cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables. Classification of financial assets and liabilities including their fair value is presented below. During 2018, no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions except for the adoption from January 1, 2018, of an expected credit loss model for financial assets triggered by IFRS 9.

	Jun 30, 2018
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	1	804	–	805	805
Accounts receivables	–	–	2,157	–	2,157	2,157
Other current receivables	–	–	2,771	–	2,771	2,771
Current investments	–	–	70	–	70	70
Cash and cash equivalents	–	–	248	–	248	248
Assets classified as held for sale	–	–	2,267	–	2,267	2,267
Total financial assets	–	1	8,317	–	8,318	8,318

Liabilities to financial institutions and similar liabilities	–	–	–	11,658	11,658	11,729
Other interest-bearing liabilities	147	571	–	149	867	900
Accounts payable	–	–	–	1,454	1,454	1,454
Other current liabilities	–	–	–	1,327	1,327	1,327
Liabilities directly associated with assets classified as held for sale	–	–	–	768	768	768
Total financial liabilities	147	571	–	15,356	16,074	16,178

Tele2 – Interim Report January–June 2018  28 (34)

	Dec 31, 2017 (Restated)
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	1	658	–	659	659
Accounts receivables	–	–	2,224	–	2,224	2,224
Other current receivables	17	–	2,902	–	2,919	2,919
Current investments	–	–	3	–	3	3
Cash and cash equivalents	–	–	802	–	802	802
Assets classified as held for sale	–	–	2,243	–	2,243	2,243
Total financial assets	17	1	8,832	–	8,850	8,850

Liabilities to financial institutions and similar liabilities	–	–	–	10,546	10,546	10,629
Other interest-bearing liabilities	156	456	–	147	759	790
Accounts payable	–	–	–	1,937	1,937	1,937
Other current liabilities	–	–	–	1,405	1,405	1,405
Liabilities directly associated with assets classified as held for sale	–	–	–	967	967	967
Total financial liabilities	156	456	–	15,002	15,614	15,728

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 is presented below.

	Jun 30, 2018		Dec 31, 2017
SEK million	Assets	Liabilities	Assets	Liabilities
As of January 1	1	456	1	124
Changes in fair value, earn-out
Kazakhstan	–	126	–	332
Other contingent considerations:
-paid	–	–12	–	–8
-other changes	–	1	–	8
As of the end of the period	1	571	1	456

In Q4 2017, a liability was reported for the long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business (internet-of-things). The estimated fair value amounted on June 30, 2018 to SEK 3 (December 31, 2017: 3) million. The program is built on transferrable synthetic options. The fair value of the liability is determined with support from an independent valuation institute.
In 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden. In Q1 2018, SEK 12 million of the consideration was settled. The estimated fair value of the deferred consideration amounted on June 30, 2018 to SEK 10 (December 31, 2017: 21) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.
Asianet, the former non-controlling shareholder of Tele2 Kazakhstan, has right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom in Kazakhstan. The estimated fair value of the deferred consideration amounted on June 30, 2018 to SEK 558 (December 31, 2017: 432) million respectively. The fair value was calculated based on expected future cash flows of the jointly owned company, please refer to Note 4.

NOTE 6 RELATED PARTIES
Tele2’s share of cash and cash equivalents in joint operations (Svenska UMTS-nät AB and Net4Mobility HB), for which Tele2 has limited disposal rights was included in the Group’s cash and cash equivalents and amounted at each closing date to the sums stated below.

	2018	2017
SEK million	Jun 30	Dec 31
Cash and cash equivalents in joint operations	16	67

Kazakhtelecom has 49 percent of the voting rights in the jointly owned company in Kazakhstan. Tele2 and Kazakhtelecom sell and purchase telecommunication services to and from each other. Business relations and pricing between the parties are based on commercial terms and conditions. Apart from transactions with joint operations and previously described transactions, no other significant related party transactions were carried out during 2018. Other related parties are presented in Note 37 of the 2017 Annual Report.

NOTE 7 CONTINGENT LIABILITIES AND ASSETS

SEK million	Jun 30, 2018	Dec 31, 2017
Asset dismantling obligation	160	149
Total contingent liabilities*	160	149

* including discontinued operations

Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands. Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.

NOTE 8 EQUITY, NUMBER OF SHARES AND INCENTIVE PROGRAMS
Number of shares
	Jun 30, 2018	Dec 31, 2017
Total number of shares	506,900,012	506,900,012
Number of treasury shares	–3,695,420	–4,144,459
Number of outstanding shares	503,204,592	502,755,553
Number of outstanding shares, weighted average	502,895,254	502,614,759
Number of shares after dilution	507,039,653	505,931,001
Number of shares after dilution, weighted average	506,057,689	505,637,139

As a result of share rights in the LTI 2015 being exercised during Q2 2018, Tele2 delivered 449,039 B-shares in treasury shares to the participants in the program.
Changes in shares during previous year are stated in Note 24 in the 2017 Annual Report.

Outstanding share right programs
	Jun 30, 2018	Dec 31, 2017
LTI 2018	1,401,884	–
LTI 2017	1,369,719	1,373,574
LTI 2016	1,063,458	1,065,265
LTI 2015	–	736,609
Total outstanding share rights	3,835,061	3,175,448

All outstanding long-term incentive programs (LTI 2016, LTI 2017 and LTI 2018) are based on the same structure and additional information regarding the objective, conditions and requirements related to the LTI programs is stated in Note 33 of the 2017 Annual Report. During the first six months 2018, the total cost before tax for the long-term incentive programs (LTI) amounted to SEK 27 (17) million.

Tele2 – Interim Report January–June 2018  29 (34)

LTI 2018
At the Annual General Meeting held on May 21, 2018, the shareholders approved a retention and performance-based incentive program (LTI 2018) for senior executives and other key employees in the Tele2 Group. The program has the same structure as last year’s incentive program (LTI 2017).  The measurement period for retention and performance-based conditions for LTI 2018 is from April 1, 2018 until March 31, 2021.
Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period. These costs, together with the additional expected allotment in connection with the Com Hem merger, are expected to amount to SEK 112 million, of which social security costs amount to SEK 35 million.
To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorize the Board of Directors to resolve on a directed share issue of a maximum of 1,750,000 Class C shares and subsequently to repurchase the Class C shares. The Board of Directors has not yet used its mandate.

LTI 2015
The exercise of the share rights in LTI 2015 was conditional upon the fulfilment of certain retention and performance-based conditions, measured from April 1, 2015 until March 31, 2018. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 449,039 have been exchanged for shares in Tele2 and 7,344 share rights have been exchanged for cash during Q2 2018. The weighted average share price for share rights for the LTI 2015 at date of exercise amounted to SEK 113.41.

	Retention and performance-based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
Series A	Total Shareholder Return Tele2 (TSR)		≥ 0%	36.7%	100%
Series B	Average normalized Return on Capital Employed (ROCE)	9%	12%	4.7%	0%
Series C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	34.2%	100%

Dividend
In Q2 2018, Tele2 paid to its shareholders a dividend for 2017 of SEK 4.00 (5.23) per share. The dividend paid in 2018 corresponded to a total of SEK 2,013 (2,629) million.

NOTE 9 BUSINESS ACQUISITIONS AND DIVESTMENTS
Acquisitions
Com Hem, Sweden
On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider. The merger will, if approved by the shareholders, be implemented by Tele2 absorbing Com Hem. Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger. Hence, Com Hem’s shareholders will receive approximately 26.9 percent economic ownership in Tele2 and a total cash consideration of SEK 6.6 billion. The completion of the merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings, which are currently expected to be held in second half of 2018 as well as approval from the relevant competition authorities. The merger is expected to be completed during Q4 2018.
Additional information about acquisitions made in 2017 is provided in Note 15 in the 2017 Annual Report.

Divestments
Please refer to Note 11 discontinued operations.

NOTE 10 RESTATEMENT AND CHANGES IN ACCOUNTING PRINCIPLES
Restatements
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as endorsed by the EU as of and for the years ended December 31, 2015, 2016, and 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow. The nature and impact of each restatement is described below.

■	Restatement of valuation allowance – deferred tax assets
IAS 12 states that deferred tax assets should be recognized where it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. IAS 12 states that deferred tax assets should be recognized when utilization is probable, “probable” is commonly interpreted under IFRS as “more likely than not”. When making this assessment items such as certain taxable temporary differences, where appropriate, taxable profit in future periods, and tax planning opportunities are considered.
To properly reflect the probability criteria, Tele2 has restated its consolidated financial statements where previously unrecognized deferred tax assets relating to operations in Luxemburg, which was generating a taxable profit, have been recognized in the opening balance sheet in 2015. The adjustment for Luxembourg amounts to SEK 179 million as of December 31, 2017 and results in an increase in deferred tax assets and retained earnings.

■	Restatement of lease incentive
In 2016, as a result of the renegotiation of a lease contract, Tele2 in the Netherlands recorded SEK 72 million as a reduction in lease expense representing the remaining unamortized lease incentive amount. In accordance with IAS 17 the lease incentive should have continued to be amortized over the remaining life of the renegotiated lease. As a result the unamortized lease incentive has been reversed and administrative expense has been restated accordingly. This restatement impacts discontinued operations and liabilities held for sale.

■	Other restatements
In accordance with presentation requirements under IAS 1, the Company has made certain other adjustments and reclassifications in the income statement and balance sheet for the six month period and three month period ended June 30, 2017. These restatements do not have a material impact on the balance sheet and income statements for any of the periods presented.

The total impact of restatements on the six month period and the three month period ended June 30, 2017 are presented in the tables below.

Tele2 – Interim Report January–June 2018  30 (34)

Impact of IFRS 15
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with full retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the six month period and three month period ended June 30, 2017 are presented in the tables below.

Income statement

	Jan 1-Jun 30, 2017			Apr 1-Jun 30, 2017
SEK million	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15
CONTINUING OPERATIONS
Revenue	12,117	19	–132	12,230	6,152	–1	–61	6,214
Cost of services provided and equipment sold	–7,191	12	133	–7,336	–3,606	–3	62	–3,665
Gross profit	4,926	31	1	4,894	2,546	–4	1	2,549
Selling expenses	–2,046	8	–2	–2,052	–1,057	–1	5	–1,061
Administrative expenses	–1,178	16	–	–1,194	–607	6	–	–613
Result from shares in joint ventures and associated companies	1	–	–	1	1	–	–	1
Other operating income	51	–	–	51	21	–	–	21
Other operating expenses	–23	–	–	–23	–9	–	–	–9
Operating profit/loss	1,731	55	–1	1,677	895	1	6	888
Interest income	10	–	–	10	5	–	–	5
Interest expenses	–169	–14	–	–155	–84	–7	–	–77
Other financial items	–125	–	–	–125	–94	–	–	–94
Profit/loss after financial items	1,447	41	–1	1,407	722	–6	6	722
Income tax	–385	–9	2	–378	–192	1	–	–193
NET PROFIT/LOSS FROM CONTINUING OPERATIONS	1,062	32	1	1,029	530	–5	6	529

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	–454	–83	–3	–368	–290	–38	–1	–251
NET PROFIT/LOSS	608	–51	–2	661	240	–43	5	278

ATTRIBUTABLE TO
Equity holders of the parent company	669	–51	–2	722	259	–43	5	297
Non-controlling interests	–61	–	–	–61	–19	–	–	–19
NET PROFIT/LOSS	608	–51	–2	661	240	–43	5	278

Earnings per share (SEK)	1.34	–0.10	–	1.44	0.53	–0.09	0.02	0.60
Earnings per share, after dilution (SEK)	1.33	–0.10	–	1.43	0.53	–0.08	0.02	0.59

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	1,123	32	1	1,090	549	–5	6	548
Non-controlling interests	–61	–	–	–61	–19	–	–	–19
NET PROFIT/LOSS	1,062	32	1	1,029	530	–5	6	529

Earnings per share (SEK)	2.24	0.06	–	2.18	1.10	–0.02	0.01	1.11
Earnings per share, after dilution (SEK)	2.23	0.06	–	2.17	1.10	–0.01	0.01	1.10

Tele2 – Interim Report January–June 2018  31 (34)

Balance sheet

	Dec 31, 2017
SEK million	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15
ASSETS

NON-CURRENT ASSETS
Goodwill	5,517	–	–	5,517
Other intangible assets	4,044	–62	–	4,106
Intangible assets	9,561	–62	–	9,623
Tangible assets	8,692	115	–	8,577
Financial assets	794	–	20	774
Capitalized contract costs	380	–	380	–
Deferred tax assets	1,911	189	–	1,722
NON-CURRENT ASSETS	21,338	242	400	20,696

CURRENT ASSETS
Inventories	689	2	–	687
Current receivables	6,726	–202	27	6,901
Current investments	3	–	–	3
Cash and cash equivalents	802	–	–	802
CURRENT ASSETS	8,220	–200	27	8,393

ASSETS CLASSIFIED AS HELD FOR SALE	10,166	11	104	10,051

ASSETS	39,724	53	531	39,140

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company	17,246	–53	286	17,013
Non-controlling interests	–114	–15	–	–99
EQUITY	17,132	–68	286	16,914

NON-CURRENT LIABILITIES
Interest-bearing liabilities	11,565	52	–	11,513
Deferred tax liability	998	–251	49	1,200
NON-CURRENT LIABILITIES	12,563	–199	49	12,713

CURRENT LIABILITIES
Interest-bearing liabilities	820	24	–	796
Non-interest-bearing liabilities	7,074	169	71	6,834
CURRENT LIABILITIES	7,894	193	71	7,630

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,135	127	125	1,883

EQUITY AND LIABILITIES	39,724	53	531	39,140

Tele2 – Interim Report January–June 2018  32 (34)

NOTE 11 DISCONTINUED OPERATIONS
Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. The combined company will be a stronger customer champion in the market and enable technology investments to the benefits of the Dutch population.

Income statement
	2018	2017	2018	2017
	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
SEK million		(Restated)		(Restated)
Revenue	3,105	3,375	1,568	1,714
Cost of services provided and equipment sold	–2,211	–2,432	–1,088	–1,288
Gross profit/loss	894	943	480	426
Selling expenses	–873	–967	–427	–519
Administrative expenses	–491	–388	–252	–180
Other operating income	2	2	1	2
Other operating expenses	–11	–2	–9	–1
Operating loss	–479	–412	–207	–272
Interest expenses	–2	–13	–1	–13
Loss after financial items	–481	–425	–208	–285
Income tax from the operation	–	–11	–	–5
NET LOSS FROM THE OPERATION	–481	–436	–208	–290

Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	–22	–18	–19	–
-of which Netherlands	–23	–	–20	–
-of which Austria, sold 2017	1	–	1	–
-of which Russia, sold 2013	–	–18	–	–
NET LOSS	–503	–454	–227	–290

Earnings per share (SEK)	–1.00	–0.90	–0.45	–0.57
Earnings per share, after dilution (SEK)	–1.00	–0.90	–0.45	–0.57

Total operating profit/loss
Operating profit from the operation	–479	–412	–207	–272
Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	–22	–18	–19	–
Total operating loss	–501	–430	–226	–272

The establishment of the combined company is subject to regulatory approval by the relevant competition authorities. The transaction is therefore expected to close in Q4 2018. As a part of the agreement, there is a break fee amounting to EUR 25 million that Tele2 will receive, in case the transaction should not be approved by the relevant authorities.
The Dutch operations are reported as discontinued operation as stated below. For 2017, discontinued operation also includes Austria which was sold on October 31, 2017 and Russia which was sold in 2013.

Balance sheet
Assets held for sale refer to the Dutch operation.
	2018	2017
	Jun 30	Dec 31
SEK million		(Restated)
ASSETS
NON-CURRENT ASSETS
Goodwill	1,030	973
Other intangible assets	1,288	1,271
Intangible assets	2,318	2,244
Tangible assets	5,243	5,027
Financial assets	628	550
Capitalized contract costs	195	191
NON-CURRENT ASSETS	8,384	8,012

CURRENT ASSETS
Inventories	109	130
Current receivables	2,037	2,024
CURRENT ASSETS	2,146	2,154

ASSETS CLASSIFIED AS HELD FOR SALE	10,530	10,166

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing liabilities	274	251
NON-CURRENT LIABILITIES	274	251

CURRENT LIABILITIES
Non-interest-bearing liabilities	1,846	1,884
CURRENT LIABILITIES	1,846	1,884
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,120	2,135

Cash flow statement
	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
Cash flow from operating activities	112	163	27	114
Cash flow from investing activities	–580	–521	–190	–262
Cash flow from financing activities	–	–7	–	–4
NET CHANGE IN CASH AND CASH EQUIVALENTS	–468	–365	–163	–152

Tele2 – Interim Report January–June 2018  33 (34)

IMPORTANT INFORMATION

The information included in this report is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this report may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this report, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.